                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. ___


                           FRISCH'S RESTAURANTS, INC.
                           --------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    358748101
                                    ---------
                                 (CUSIP Number)

  JAMES R. CUMMINS, ESQ., BROWN, CUMMINS & BROWN CO., L.P.A., 3500 CAREW TOWER,
             441 VINE STREET, CINCINNATI, OHIO 45202 (513) 381-2121
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 24, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (CONTINUED ON FOLLOWING PAGES)
                               (PAGE 1 OF 4 PAGES)






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CUSIP NO. 358748101               SCHEDULE 13D                PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   JBM Limited Partnership    -   31-1422424
         -----------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)     [ ]              (b)     [X]
         -----------------------------------------------------------------------
 3.      SEC USE ONLY

         -----------------------------------------------------------------------
 4.      SOURCE OF FUNDS
                    OO
         -----------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)   [   ]
         -----------------------------------------------------------------------

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             State of Ohio
         -----------------------------------------------------------------------
NUMBER OF SHARES           7.       SOLE VOTING POWER                  606,057
                           -----------------------------------------------------
BENEFICIALLY OWNED         8.       SHARED VOTING POWER                     -0-
                           -----------------------------------------------------
BY EACH REPORTING          9.       SOLE DISPOSITIVE POWER             606,057
                           -----------------------------------------------------
PERSON WITH                10.      SHARED DISPOSITIVE POWER                -0-
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         606,057
         -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  [  ]
         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.1%
         -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
             PN
         -----------------------------------------------------------------------








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CUSIP NO. 358748101                  SCHEDULE 13D              PAGE 3 OF 4 PAGES
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                             ADDITIONAL INFORMATION

         This filing contains information previously reported on Form 3's, Form 4's and Frisch's Restaurants, Inc.'s Schedule 14A's.

ITEM 1.  SECURITY AND ISSUER:

         This statement relates to the common stock, no par value, of Frisch's Restaurants, Inc. ("Frisch's"). The principal executive offices of Frisch's are located at 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

ITEM 2.  IDENTITY AND BACKGROUND:

         JBM Limited Partnership ("JBM") is an Ohio limited partnership with its principal business address at 2800 Gilbert Avenue, Cincinnati, Ohio 45206. JBM is engaged in the business of owning and investing in Frisch's shares. Mrs. Blanche F. Maier is the general partner of JBM.

         a.       Mrs. Blanche F. Maier
         b.       2800 Gilbert Avenue, Cincinnati, Ohio 45206.
         c. Mrs. Maier is a Director of Frisch's and General Partner of JBM.
         d. Mrs. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         e. Mrs. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violation with respect to such laws.
         f.       Mrs. Maier is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The securities owned by JBM were acquired by gifts of shares to JBM from Blanche F. Maier and Jack C. Maier and by stock dividends. The acquisitions have been disclosed on Form 3's and 4's which were filed with the Securities and Exchange Commission.

ITEM 4.  PURPOSE OF TRANSACTION:

         JBM has acquired its present stock position as a long-term investment in Frisch's. JBM intends to continually review its investment in the shares and take such action with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional shares and disposing of shares. In addition, JBM currently intends, at the next annual shareholders meeting, presently scheduled for October 5, 1998, to vote for Mr. William J. Reik, Jr. and Mr. Lorrence T. Kellar as two new directors and for Mr. Jack C. Maier and Mr. William A. Mauch as continuing directors. Except as set forth above, JBM has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


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CUSIP NO. 358748101               SCHEDULE 13D                PAGE 4 OF 4 PAGES
--------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

         (a)      See page 2, nos. 11 and 13.

         (b) Mrs. Blanche F. Maier (see Item 2), as General Partner of JBM, retains sole voting and dispositive power over the 606,057 shares owned by JBM.

         (c)      None

         (d)      N/A

         (e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         Blanche F. Maier is the wife of Jack C. Maier. JBM does not affirm the existence of a group.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS:

                  N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       JBM LIMITED PARTNERSHIP

Dated:  August 31, 1998                By: Mrs. Blanche F. Maier
                                          --------------------------------------
                                          MRS. BLANCHE F. MAIER, GENERAL PARTNER